Exhibit 99.1

PRESS RELEASE

AerCap Executed 104 Aircraft Transactions During the First Quarter

67 aircraft lease transactions signed, 17 aircraft purchased and 20 aircraft sold

Amsterdam, The Netherlands; April 21, 2015 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) today announced its transactions during the first quarter 2015:

●	Signed lease agreements for 67 aircraft.
●	Delivered 32 aircraft under contracted lease agreements.
●	Purchased 17 new aircraft, including 2 Boeing 787-8s, 4 Boeing 787-9s, 6 Boeing 737-800s, 4 Airbus A321-200s and 1 Airbus A330-300.
●	Executed sale and part-out transactions for 20 aircraft, including: 1 Airbus A310-300, 1 Airbus A319-100, 4 Airbus A320-200s, 1 Airbus A321-100, 1 Airbus A330-300, 2 Airbus A340-300s, 2 Boeing B737 classics, 2 Boeing 747-400s, 1 Boeing 757-200 and 1 Boeing B767-300ER from AerCap’s owned portfolio, and 4 Boeing 737 classics from AerCap’s managed portfolio.
●	Signed financing transactions for $1.6 billion.

As of March 31, 2015, AerCap’s portfolio consisted of approximately 1,640 aircraft that were either owned, managed, or under contract to purchase.

About AerCap

AerCap is the global leader in aircraft leasing and has one of the most attractive order books in the industry. AerCap serves over 200 customers in approximately 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER). The company is headquartered in Amsterdam and has offices in Dublin, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle, and Toulouse.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: John Wikoff Tel. +31 6 31 69 94 30 jwikoff@aercap.com

www.aercap.com

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